UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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FONT> Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person* Westcliff Capital Management, LLC (See note 1)	2. Issuer Name and Ticker or Trading Symbol KFx Inc. (KFX) (the "Issuer")						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___X__ Director ____X 10% Owner ______ Officer (give _____ Other (specify title below) below) ____________________________
(Last) (First) (Middle) 200 Seventh Avenue, Suite 105	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year July 2002
(Street) Santa Cruz, CA 95062			5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person __X Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	7/01/02	P		200,000	A	$2.50	3,038,700	I	See Note 2
Common Stock	7/19/02	P		730,000	A	$2.50	3,038,700	I	See Note 2

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Warrants	$2.75	06/21/02	J		A		06/21/02	06/21/10	Common Stock	225,000	See Note 3	6,451,250	I	See Note 2
Warrants	$2.75	07/01/02	P		A		07/01/02	07/01/10	Common Stock	225,000	See Note 4	6,451,250	I	See Note 2
Warrants	$2.75	07/19/02	P		A		07/19/02	07/19/10	Common Stock	6,226,250	See Note 5	6,451,250	I	See Note 2
Warrants	$2.75	07/19/02	J			D	See Note 6	See Note 6	Common Stock	2,475,000	See Note 6	6,451,250	I	See Note 2

Explanation of Responses:

(1) The reporting persons (the "Reporting Persons") are Westcliff Capital Management, LLC ("Westcliff") and Richard S. Spencer III, a manager and the majority member of Westcliff. Each Reporting Person disclaims membership in a group with any non-reporting person within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act.

(2) All shares are owned directly by investment limited partnerships of which Westcliff is the general partner and investment adviser, and by clients to which Westcliff is investment adviser. Shares held by those investment limited partnerships are owned indirectly by Westcliff and Mr. Spencer as the controlling person of Westcliff. Mr. Spencer and Westcliff disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interest therein. No investment limited partnership or client account of Westcliff owns more than ten percent of the outstanding stock of the Issuer.

(3) These warrants were issued for no additional consideration in connection with and subsequent to private placements on March 28, 2002, and April 30, 2002, in which the Reporting Persons purchased common stock and warrants of the Issuer.

(4) These warrants were issued for no additional consideration in connection with a private placement on July 1, 2002, in which the Reporting Persons purchased 200,000 shares of the Issuer's common stock for $2.50 per share.

(5) These warrants were issued for no additional consideration in connection with a private placement on July 19, 2002, in which the Reporating Persons purchased 730,000 shares of the Issuer's common stock for $2.50 per share.

(6) In connection with the private placement that occurred on July 19, 2002, the Reporting Persons surrendered warrants to purchase 2,475,000 shares of the Issuer's common stock that were purchased in private placements on March 28, 2002, April 29, 2002 and July 1, 2002. Each of the surrendered warrants became exercisable on the date it was issued, and expired on the eighth anniversary of such issue.

In addition to the foregoing, on March 28, 2002, the Issuer granted to Westcliff the right to designate two individuals to serve as directors on the Issuer's board of directors (the "Westcliff Nominees"). If there is a vacancy in the board of directors at any time prior to the next stockholders' meeting of the Issuer at which one or more directors is to be elected, the Issuer and the board have agreed to appoint the Westcliff Nominees to the board and the executive committee of the board as soon as reasonably practicable after such board seat becomes available. The Westcliff Nominees will serve on the board and the executive committee until the next stockholders meeting at which the term of such directors expires. Thereafter, in connection with each stockholders' meeting at which the board seat occupied by one or both of the Westcliff Nominees is up for nomination and election, the Issuer will nominate the person(s) designated by Westcliff for election to the board and recommend to its stockholders that they vote for the Westcliff Nominees. If one or both Westcliff Nominees are elected to the board, the board will appoint the elected Westcliff Nominees to serve on the board's executive committee. The obligations of the Issuer and the board of directors to appoint the Westcliff Nominees, or to nominate the Westcliff Nominees and recommend them for election, to the board terminates immediately when Westcliff and its affiliates hold less than 400,000 shares of the Issuer's common stock. As a result of the right to designate two members of the Issuer's board, Westcliff and Mr. Spencer could be deemed insiders of the Issuer notwithstanding their ownership interest in the Issuer's outstanding common stock. Pursuant to this agreement, Richard S. Spencer III has been appointed to the Issuer's board.

Dated: July 29, 2002
Westcliff Capital Management, LLC By: Richard S. Spencer, III Manager
Richard S. Spencer, III

Joint Filer Information

Name: Richard S. Spencer III

Address: 200 Seventh Avenue, Suite 105, Santa Cruz, California 95062

Designated Filer: Westcliff Capital Management, LLC

Date of Event Requiring Statement (Month/Year): July 2002

Issuer and Ticker Symbol: KFx Inc. (KFX)

Signature: Richard S. Spencer III

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

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